Ex

U.S. Securities and Exchange Commission
Washington, D.C. 20549



03059984

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

Current Report on Form 8-K Series 2003-QS16
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-101791
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

AUG 26 2003

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of August, 2003.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________________
Joseph Orning
Vice President

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RALI 2003-QS16 PRELIMINARY STRUCTURE (08-18-03)

Modeled	: Yes	Paydown	: 0	Coll Source	: MCF File	Pricing Type	: CPR
Auto Update	: No	Paydown Date	: 20030829	TBV Source	: NA	Pricing Speed	: 16.0
Res Modeled	: Yes	First Payment	: 20030925	Assumed Coll	: No	Pricing Date	: 20030829
Call Modeled	: Yes	Closed	: 20030829	Descend	: Yes	Group Bypass	: No
Model Type	: CMO	Collat Mode	: STD	Summary Coll	: No	Last Updated	: 99999999
BV Rescale	: No	Frequency	: 12	Deal Format	: CMODEV	Coll Fctr Date:	20030801

Group	Coll Type	Sec	Pct	Balance	WAC	WAM	WALA	Sv Fee	Net Coup	PD	Calc	Rv	Bond Value	Pools
GROUP_0	W15(RAL)	0	100.000	177,664,975.00	5.40000	178.000	2.000	0.25000	5.15000	0		0	177,664,975.00	1

Group	Level	Description	Pct	Current Balance	WAM	WALA	Sv Fee	Net Coup	Interim Cpn Cap	Gross Margin	Life Cpn Cap	Avg Mths To Roll	Cpn Adj Freq
0	Lowest	W15(RAL)	100.000	177,664,975.00	178	2	0.25000	5.15000	NA	NA	NA	NA	NA

#	Class	Cusip	Coupon	Original Balance	Current Balance	Delay	Daycount	Group	Aux	Description
1	A1		5.0000	175,000,000.00	175,000,000.00	24	30/360	0		REG/FIX
2	B-1		5.0000	2,664,975.00	2,664,975.00	24	30/360	0		PPLO/REG/FIX
3	B-2		5.0000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
4	B-3		5.0000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
5	B-4		5.0000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
6	B-5		5.0000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
7	B-6		5.0000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
8	XS		0.0000	177,664,975.00	177,664,975.00	24	30/360	0		IO/NTL/VAR

CITIGROUP

Mon Aug 18 13:57:47 2003

PY Table for: A1

CPR	0.00	8.00	16.00	24.00	32.00
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
101.50000	4.77109	4.65297	4.50794	4.33590	4.13561
101.53125	4.76636	4.64627	4.49882	4.32392	4.12029
101.56250	4.76163	4.63957	4.48971	4.31194	4.10498
101.59375	4.75690	4.63288	4.48060	4.29997	4.08967
101.62500	4.75218	4.62619	4.47150	4.28801	4.07438
101.65625	4.74746	4.61951	4.46240	4.27606	4.05910
101.68750	4.74274	4.61282	4.45331	4.26411	4.04383
101.71875	4.73803	4.60615	4.44423	4.25217	4.02857
101.75000	4.73331	4.59947	4.43515	4.24024	4.01331
101.78125	4.72860	4.59280	4.42607	4.22832	3.99807
101.81250	4.72389	4.58613	4.41701	4.21640	3.98284
101.84375	4.71918	4.57947	4.40794	4.20449	3.96762
101.87500	4.71448	4.57281	4.39888	4.19259	3.95240
101.90625	4.70977	4.56615	4.38983	4.18069	3.93720
101.93750	4.70507	4.55949	4.38078	4.16881	3.92201
101.96875	4.70037	4.55284	4.37174	4.15693	3.90682
102.00000	4.69568	4.54620	4.36270	4.14506	3.89165
102.03125	4.69098	4.53955	4.35367	4.13319	3.87649
102.06250	4.68629	4.53291	4.34464	4.12133	3.86133
102.09375	4.68160	4.52628	4.33562	4.10948	3.84619
102.12500	4.67691	4.51964	4.32660	4.09764	3.83106
102.15625	4.67222	4.51301	4.31759	4.08581	3.81593
102.18750	4.66754	4.50639	4.30859	4.07398	3.80082
102.21875	4.66285	4.49976	4.29959	4.06216	3.78571
102.25000	4.65817	4.49315	4.29059	4.05034	3.77062
102.28125	4.65350	4.48653	4.28160	4.03854	3.75553
102.31250	4.64882	4.47992	4.27261	4.02674	3.74046
102.34375	4.64415	4.47331	4.26363	4.01495	3.72539
102.37500	4.63947	4.46670	4.25466	4.00316	3.71034
102.40625	4.63480	4.46010	4.24569	3.99139	3.69529
102.43750	4.63014	4.45350	4.23673	3.97962	3.68025
102.46875	4.62547	4.44691	4.22777	3.96786	3.66523
102.50000	4.62081	4.44032	4.21881	3.95610	3.65021
WAL	8.42474	5.64733	3.96999	2.91350	2.21509
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10